March 24, 2008

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Hotgate Technology

To Whom It May Concern:

This law firm represents Hotgate Technology, Inc. (“Hotgate”).  Hotgate has received your letter dated March 11, 2009 with comments to the 8K/A filed on January 16, 2008 and the 10Q/A filed on January 16, 2009.  You requested that Hotgate respond within ten (10) business days of the date of the letter and Hotgate has been unable to complete the responses to your comments during this timeframe.

Hotgate is requesting it be provided with an additional four (4) weeks to respond to your comments.  The reason for this request is because the auditor is currently very busy completing the year-end audits for his clients’ Form 10-K filings, and does not think that it will be able to address these requests fully until after the extended filing deadline of April 15, 2009.

Please direct any further correspondence to this firm at fax number (801) 328-4948 and phone number (801) 303-5730.

Very truly yours,

/s/Vincent & Rees, L.C.

Vincent & Rees, L.C.